Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-46694
                                                Registration No. 333-80107

                                   Prospectus

                            VDC Communications, Inc.

                        8,558,648 shares of common stock

         The selling security holders identified on pages 14 and 15 of this prospectus, may offer and sell, from time to time, up to 8,558,648 shares of the common stock of VDC Communications, Inc. The shares of common stock which may be resold by the selling security holders constitute approximately 35% of our issued and outstanding common stock as of October 27, 2000. The selling security holders may sell all or some of their respective shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares.

         Our common stock is listed on the American Stock Exchange under the symbol "VDC". The last reported sale price of our common stock on October 26, 2000 on the American Stock Exchange was $0.15625 per share. On October 27, 2000 the American Stock Exchange imposed an indefinite trading halt on our common stock. In the event that trading does not resume on the American Stock Exchange, it is expected that our common stock will trade on the OTC Electronic Bulletin Board.

         The selling security holders may sell the shares through broker-dealers who may receive compensation from the selling security holders in the form of discounts or commissions. We will pay the costs of registering the shares under this prospectus, including legal fees.

----------------------------------------

         Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on Page 2.

----------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is October 27, 2000

                            VDC Communications, Inc.

                                Table of Contents
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                                                                        Page No.
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
About VDC Communications, Inc.                                              1


Risk factors                                                                2


Forward-looking statements                                                 13


Use of proceeds                                                            13


Plan of distribution                                                       21


Legal matters                                                              23


Experts                                                                    23


Indemnification of directors and officers                                  23


Where you can find more information                                        24


         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. VDC has authorized no one to provide you with different information. VDC is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         About VDC Communications, Inc.

         VDC Communications, Inc., directly and through its subsidiaries, owns telecommunications switching and ancillary equipment, leases telecommunications lines and interconnects a global network of carriers and customers providing domestic and international long distance telecommunications services. Our customers include residential long distance end users and long distance telephone companies that resell our services to their retail customers or other telecommunications companies. We currently employ digital switching and transmission technology, and Internet Telephony, or Voice over Internet Protocol ("VoIP") gateway technology. Our telecommunications equipment, currently located in New York and Los Angeles comprises our operating facilities.

         We believe the telecommunications industry is attractive given its current size and future growth potential. We are currently a domestic and international telecommunications company providing retail and wholesale carrier services. Our objective is to provide these services to both retail and wholesale customers utilizing VoIP and circuit switched technologies in the short term; and, migrating towards a pure VoIP network in the long term. We have already begun the process of transforming our network with next generation technology.

         During the fiscal year ended June 30, 2000, we initiated the development of VDC's VoIP clearinghouse through a wholly-owned subsidiary. We expect that utilizing new Internet technologies to provide voice and facsimile, and possibly additional value added services in the future, will provide us: (i) increased cost efficiencies; (ii) greater network flexibility; and, (iii) an increased network scope. We expect that this can be achieved with a relatively minimal capital outlay. During fiscal 2000, we began the development of this clearinghouse through this subsidiary by: ordering IP, or Internet Protocol, gateway equipment; and, provisioning to connect to the Internet. In addition, we have since completed a trial and subsequently initiated the clearinghouse. Our clearinghouse is expected to allow wholesale customers to connect and use our network via the public Internet for the transmission of voice calls worldwide. The clearinghouse will provide the clearing and settling of all amounts due as a result of telecommunications traffic passed. We have not passed any commercial telecommunications minutes, voice or facsimile calls, over our VoIP network to date. As a result of our liquidity constraints and our emphasis on retail telecommunications, we have been unable to commit resources, beyond our website, to procuring customers for this network.

         VDC Communications, Inc. ("VDC") was formerly the subsidiary of VDC Corporation Ltd., a Bermuda public company ("VDC Bermuda") that had its shares registered under the Securities Exchange Act of 1934. On November 6, 1998, VDC Bermuda merged with and into VDC for the principal purpose of domesticating VDC Bermuda from a Bermuda company to a Delaware corporation. This was done primarily to: (i) facilitate access to the U.S. capital markets; (ii) enhance the trading profile of VDC Bermuda's securities within the investment banking and brokerage communities; and (iii) provide access to the comprehensive set of corporate laws available to companies incorporated in Delaware.

         The merger was completed in conjunction with a prior business reorganization of VDC Bermuda. On March 6, 1998, VDC (then a wholly owned and newly formed subsidiary of VDC Bermuda) acquired Sky King Communications, Inc., a development stage telecommunications company. The Sky King acquisition enabled VDC Bermuda to enter the telecommunications business and reflected the culmination of an overall business reorganization in which VDC Bermuda curtailed its prior lines of business. (As used in this document, the terms "VDC", "we" and "us" include both VDC and VDC Bermuda. The use of these terms reflects the fact that through November 6, 1998, the publicly held company was VDC Bermuda. Thereafter, due to the merger, the publicly held company was VDC.)

         Our executive offices are located at 75 Holly Hill Lane, Greenwich, Connecticut, 06830, and our telephone number is (203) 869-5100.

Risk factors

         An investment in the shares of common stock offered by this prospectus involves a high degree of risk and you should invest only after you have carefully gathered and reviewed information about VDC. This prospectus has been filed as part of a registration statement on Form S-3, and only contains a summary of information, which may be relevant to you in making an investment decision. Accordingly, prior to making an investment decision, you should carefully evaluate, among other materials, the following risk factors, the remainder of the information set forth in this prospectus and the reports we have filed with the SEC, and other information about us incorporated by reference into this document.

1. The auditors' report on our financial statements contains a going concern qualification.

         We may not be able to continue as a going concern if we do not generate profits or secure significant financing within the short term. Our auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits, working capital deficiency and future cash needs. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. As of June 30, 2000, current liabilities exceeded current assets by approximately $2,700,000. Our continued operations are dependent upon meeting short term financing requirements and long term profitability.

2.       We are not profitable.

         We have  not yet  experienced  a  profitable  quarter  and may not ever achieve profitability. We have yet to build sufficient volume of telecommunications voice and facsimile traffic to reach profitability. Our current expenses are greater than our revenues. This will probably continue until we reach a greater level of maturity and it is possible that our revenues may never exceed our expenses. If operating losses continue we will need to find new sources of financing which may or may not be available or our operations will be in jeopardy.

3.       We have limited capital.

         Being a relatively small company in a capital intensive industry, our limited capital is a significant risk to our future profitability and viability. We may sell additional shares of our stock, or engage in other financing activities, in order to provide capital that may be needed for our operations. There is no guarantee that market conditions will permit us to do this. In fact, we have been unable to complete a private placement of equity or debt despite diligent efforts over the past several months. We believe this is due, in part, to the recent weakening in the capital markets for smaller telecommunications companies. If we cannot secure additional capital, our continued operation may be in jeopardy. Our current cash is insufficient to support either our business plans or our current rate of losses.

4.       We are a company in the early stages of development.

         We commenced our present operations during the past 2-3 years, and therefore, have only a limited operating history upon which you can evaluate our business and performance.

5.       We are diversifying our operations.

         We have recently entered into a phase of rapid diversification. We are expanding our business lines from being a provider of international wholesale telecommunications services to becoming a diverse supplier of residential, traditional wholesale, and VoIP wholesale telecommunications services. These efforts require us to assume greater risks, which include but are not limited to: greater demands on management's time; the ability of management to learn new skills while continuing to manage effectively our existing operations; investment risks associated with expenditures for new lines of business; and increased pressures upon our operations and financial systems.

6.       Our stock is highly volatile.

         Our stock price fluctuates significantly. We believe that this will most likely continue. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning us or our competitors, including results of operations, technological innovations, government regulations, the gain or loss of significant customers, general trends in the industry, market conditions, analysts' estimates, proprietary rights, significant litigation, and other events in our industry, may have a significant impact on the market price of our stock. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology and telecommunications companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

7.       There   are  a   number  of  risks  specifically  associated  with  our
         residential long distance operations.

         We may not be able to successfully integrate the acquisition of Rare Telephony, Inc. into VDC. In addition, we may not be able to develop our newly acquired residential services successfully. If the market for our residential service products does not develop as we expect, or develops more slowly than expected, our business, financial condition and results of operations may be materially and adversely affected. Our customers and potential customers may be reluctant to use our residential services for a number of reasons, including, but not limited to: lack of product recognition; perceptions that the quality of service may be substandard; and, the reluctance of customers to change long distance carriers.

8. There are a number of risks that will be specifically associated with our VoIP operations.

         We may not be able to successfully develop our VoIP operations. If the market for Internet telephony and new services does not develop as we expect, or develops more slowly than expected, our business, financial condition and results of operations may be materially and adversely affected. Our customers may be reluctant to use VoIP services for a number of reasons, including, but not limited to: perceptions that the quality of voice transmitted over the Internet is substandard; and perceptions that Internet telephony is unreliable. In addition, competition in the market place may limit our ability to obtain an adequate profit margin.

9.       There  are   a   number  of  risks  specifically  associated  with  our
         traditional wholesale operations.

         Our traditional wholesale business depends partially on carriers and other communications service providers generating international voice traffic and selecting our network to carry at least some of this traffic. If the volume of international voice traffic fails to increase, or decreases, and our customers do not employ our network, our traditional wholesale operations will not be profitable, which may materially and adversely affect our business, financial condition and results of operations. We are de-emphasizing our traditional wholesale services during the year ending June 30, 2001. As such, revenues from traditional wholesale services have decreased during the year ending June 30, 2001 and may continue to decrease. We cannot assure you that end-users will continue to purchase services from our customers or that our wholesale customers will maintain a demand for our services.

10.      We rely heavily on certain underlying carriers.

         Separately, our wholesale and residential operations rely on one or two underlying carriers for their underlying telecommunications connectivity and/or call completion. If any of these carriers can no longer provide services to us, or chooses to no longer provide services to us, it may materially and adversely affect our business.

11. Additional shares will be available for sale in the public market which could cause the market price of our stock to drop significantly.

         We estimate that approximately 21.6 million shares of our common stock are currently eligible for resale under applicable securities laws. This prospectus registers the potential resale of up to an additional 1,388,706 shares of VDC common stock into the public trading market, including 587,073 shares on behalf of Frederick A. Moran and his wife. This would have the effect of increasing the number of shares eligible for public trading. Sales of substantial amounts of the stock in the public market could have an adverse effect on the price of the stock and may make it more difficult for us to sell stock in the future. Although it is impossible to predict market influences and prospective values for securities, it is possible that the increase in the number of shares available for sale, in and of itself, could have a depressive effect on the price of our stock.

12. The future issuance of additional shares of common stock could decrease the value of the shares.

         We are presently authorized to issue 50,000,000 shares of common stock, of which 24,398,029 are outstanding as of October 27, 2000. Issuance of additional shares would likely have a dilutive effect upon the existing stockholders and may reduce the value of their investment. If, as of October 27, 2000, holders of our outstanding options and warrants exercise their rights to purchase shares, we would have to issue up to 3,288,260 shares of common stock.

         We may issue additional shares for valid business purposes within the discretion of our board of directors, including, without limitation:

        o         additional equity financings;

        o         the acquisition of other companies; and

        o compensation of our officers, employees, consultants, and directors.

13. We may not be able to compete successfully with other long distance carriers.

         AT&T, MCI WorldCom and Sprint Corporation dominate the U.S.-based international telecommunications services market. We also compete with ITXC, Inc., iBasis, Inc. and other foreign and U.S.-based long distance and VoIP providers, including the Regional Bell Operating Companies, which presently have some FCC authority to resell and terminate international telecommunication services. Many of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks than we do. If we compete with them for the same customers, their financial strength could hinder our ability to succeed. For example, larger competitors could discount services to attract or maintain customers. We may not have the financial resources to effectively compete with them on that level. Additionally, in the future we may compete abroad with a number of dominant telecommunications operators that previously held various monopolies established by law over the telecommunications traffic in their countries. Further, the number of our competitors is likely to increase as a result of the competitive opportunities created by a new Basic Telecommunications Agreement concluded by members of the WTO in April 1997. Under the terms of the WTO agreement, starting February 5, 1998, the United States and 68 countries have committed to open their telecommunications markets to competition, increase foreign ownership and adopt measures to protect against anti-competitive behavior. As a result, we believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with such price reductions.

14.      Technical advancement could render our equipment obsolete.

         The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the utilization of the Internet for international voice and data communications. We are unable to predict which technological developments will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. We expect that the future will bring significant technological change. It is possible that these changes could result in more advanced telecommunications equipment that could render our current equipment obsolete. If this were to happen, we would most likely have to invest significant capital in this new technology, which could have a material adverse effect on our business, operating results and financial condition. In addition, we are somewhat dependent on a limited number of equipment vendors.

15.      A   small  number  of  customers  historically  have  accounted  for  a significant percentage of our total sales.

         For the year ended June 30, 2000, two customers accounted for approximately 70% of our total sales. Our customers typically are not obligated contractually to purchase any quantity of services in any particular period. The loss of, or a material reduction in orders by, one or more of our key customers could have a material adverse effect on business, financial condition and results of operations. We expect to lose one of these customers.

16.      Our  cost  of   services   and   operating   expenses   may   fluctuate
         significantly.

         Our cost of services, operating expenses and cash flow in any given period can vary due to factors including, but not limited to:

         (1) fluctuations in rates charged by carriers to terminate our telecommunications traffic;

         (2)      increases in bad debt expense and reserves;

         (3) the timing of capital expenditures and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities;

         (4) costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel;

         (5) changes in routing due to variations in the quality of vendor transmission capability;

         (6)      loss of favorable routing options;

         (7)      actions by domestic or foreign regulatory entities;

         (8)      financial difficulties of major customers;

         (9)      pricing pressure resulting from increased competition;

         (10) the level, timing and pace of our expansion in international and commercial markets; and

         (11) general domestic and international economic and political conditions.

17.      Some of our customers are high credit risks.

         We must assume a certain level of credit risk with our customers in order to do business. Based on such failures in the past, we know that if one or more of our customers fails or refuses to pay us in a timely manner, or at all, it could have a material adverse affect on business, cash flow and financial condition.

18. Limited long-term purchase and resale agreements and pricing pressures for transmission capacity could adversely affect our gross margins.

         A substantial portion of transmission capacity is obtained on a variable, per minute and short-term basis, subjecting us to the possibility of unanticipated price increases and service cancellations. Since we do not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, our gross margins are subject to significant fluctuations over short periods of time. Our gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

19. Our ability to implement our plan successfully is dependent on a few key people.

         We are dependent on the management of VDC and its subsidiaries. We are particularly dependent upon Frederick A. Moran, the Chief Executive Officer of VDC. Mr. Moran is also a significant shareholder and Chairman of the Board of Directors of VDC. VDC has an employment agreement with Mr. Moran through March 2003. We believe the combination of his employment agreement and equity interest in VDC keeps Mr. Moran highly motivated to remain with VDC. We do not maintain key man insurance on Mr. Moran's life.

20. We may not be able to attract enough qualified technical personnel because they are in short supply. If this happens, our ability to compete in our industry would likely be curtailed.

         We believe that our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Qualified personnel are in great demand. There is significant competition for good employees and it is likely that access to qualified personnel will remain limited for the foreseeable future. Many of our competitors are in a better financial position than VDC to offer higher compensation to qualified personnel. We may not be successful in attracting a sufficient number of such personnel in the future, or in retaining, training and motivating the employees we are able to attract.

21.      Numerous contingencies could have a material adverse effect on us.

         Because we are in the early stages of development and because of the nature of the industry in which we operate, there are numerous contingencies over which we have little or no control, any one of which could have a material adverse effect on us. The contingencies include, but are not limited to, the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; the loss of economically beneficial routing options for telecommunications traffic termination; financial difficulties of major customers; pricing pressure resulting from increased competition; credit risk; and technical difficulties with or failures of portions of our network that could impact our ability to provide service to or bill our customers.

22. The future regulation of VoIP services may be burdensome and eliminate cost advantages.

         VoIP operations may become subject to regulation in the future. If VoIP is regulated in a manner similar to traditional telephony, our VoIP operations may be burdened and any cost advantages provided by VoIP may be eliminated. We are unable to predict whether, and to what extent, VoIP will be regulated and the impact such regulation may have on our business.

23.      Government involvement in industry could have an adverse effect.

         We are subject to various U.S. and foreign laws, regulations, agency actions and court decisions. Our U.S. international telecommunications service offerings are subject to regulation by the FCC. The FCC requires international carriers to obtain authorization prior to acquiring international facilities by purchase or lease, or providing international telecommunications service to the public. Prior FCC approval is also required, in most cases, to transfer control of certificated carriers such as our subsidiaries. We must file certain reports, notifications, contracts, and other documents with the FCC and must pay regulatory and other fees, which are subject to change. We are also subject to FCC policies and rules. The FCC could determine, by its own actions or in response to a third party's filing, that certain of our services, termination arrangements, agreements with foreign carriers, or reports did not comply with FCC policies and rules. If this occurred, the FCC could impose various sanctions, including ordering us to discontinue such arrangements, fining us or revoking our authorizations. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

24.      Recent  and  potential FCC actions may adversely affect our business by
         increasing  competition,   disrupting   transmission  arrangements  and
         increasing costs.

         Regulatory action that may be taken in the future by the FCC may intensify the competition which we face, impose additional operating costs upon us, disrupt certain of our transmission arrangements or otherwise require us to modify our operations. Recent FCC rulemaking orders and other actions have lowered the entry barriers for new facilities-based and resale international carriers by streamlining the processing of new applications and granting non-dominant carriers greater flexibility in establishing non-standard settlement arrangements with non-dominant foreign carriers, including the non-dominant U.S. affiliates of such carriers. In addition, the FCC's rules implementing the WTO agreement presume that competition will be advanced by the U.S. entry of facilities-based and resale carriers from WTO member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services. The FCC has also sought to reduce the foreign termination costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for terminating switched telecommunications traffic. The FCC has not stated how it will enforce its settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks. If the FCC implements the reduced benchmarks, our transmission arrangements to certain countries may need to modify our existing arrangements.

         The Telecommunications Act of 1996 permits the FCC to forbear enforcement of the tariff provisions in such act, which apply to all interstate and international carriers. The FCC has adopted rules eliminating the tariffing requirements for domestic interstate services and requiring those carriers to de-tariff their interstate offerings. International service providers must continue to file tariffs. The FCC routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by the Telecommunications Act of 1996, the total costs for which are still under review by the FCC. We cannot predict the net effect of these or other possible future FCC actions on our business, operating results and financial condition, although the net effect could be material.

25. Regulation of customers may materially adversely affect our revenues by decreasing the volume of traffic we receive from major customers.

         Our customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to us. Future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could have a material adverse effect on our business, financial condition and results of operations.

26. Government regulatory policies may increase pricing pressures in our industry.

         We expect that government regulatory policies are likely to continue to have a major impact on the pricing of network services and possibly accelerate the entrance of new competitors and consolidation of the industry. These trends may affect demand for such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also negatively affect demand for our services.

27.      The international telecommunications market is risky.

         The international telecommunications market involves certain risks, such as changes in U.S. and foreign government regulations and telecommunications standards, dependence on foreign partners, tariffs, taxes and other trade barriers, the potential for nationalization and economic downturns and political instability in foreign countries. Moreover, international operations are subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. Failure by our agents, strategic partners and other intermediaries, whether past or future, to comply with the FCPA could result in our facing liability. In addition, our business could be adversely affected by a reversal in the current trend toward the deregulation of the telecommunications industry.

         International sales are subject to inherent risks, including:

         (1) unexpected changes in regulatory requirements, tariffs or other barriers;

         (2)      difficulties in staffing and managing foreign operations;

         (3)      longer payment cycles;

         (4)      unstable political environments;

         (5)      dependence on foreign partners;

         (6)      greater difficulty in accounts receivable collection; and

         (7)      potentially adverse tax consequences.

         We may rely on foreign partners to terminate traffic in foreign countries and to assist in installing transmission facilities and network equipment, complying with local regulations, obtaining required licenses and assisting with customer and vendor relationships. We may have limited recourse if our foreign partners do not perform. Our arrangements with foreign partners may expose us to significant legal, regulatory or economic risks over which we may have little control.

28. We may lose revenue or incur additional costs because of network failure.

         Any system or network failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition or results of operations. Our services are dependent on our own and other companies' abilities to successfully integrate technologies and equipment. In connecting with other companies' equipment, we take the risk of not being able to provide service due to their error. In addition, there is the risk that our equipment may malfunction or that we could make an error, which may negatively affect our customers' service and/or our ability to accurately bill our customers for services. Our hardware and other equipment may also suffer damage from natural disasters such as fires, floods, hurricanes and earthquakes, other catastrophic events such as civil unrest, terrorism and war and other sources of power loss and telecommunications failures. We have taken a number of steps to prevent our service from being affected by natural disasters, fire and the like. We have built redundant systems for power supply to our equipment. Nevertheless, there can be no assurance that any such systems will prevent the switches from becoming disabled in the event of an earthquake, power outage or otherwise. The failure of our network, or a significant decrease in telephone traffic resulting from effects of a natural or man-made disaster, could have a material adverse effect on our relationship with our customers and our business, operating results and financial condition.

29. Our common stock might be delisted from AMEX. There is the possibility that "penny stock rules" might become applicable to our common stock and have an impact on the liquidity of our common stock.

         Our common stock is currently listed for trading on the AMEX. There can be no assurance that such listing will be maintained. As described in our filings with the Securities and Exchange Commission, the AMEX has been reviewing our economic condition and business prospects in connection with an ongoing evaluation of our qualification for listing on AMEX.

         In the event of a delisting of our common stock, the public trading market for our common stock would be adversely affected and the common stock would likely be quoted on the OTC Bulletin Board which provides for limited liquidity. In addition, in the event our common stock continues to trade below $5.00, it will be subject to SEC rules and regulations which impose limitations upon the manner in which certain low priced securities (referred to as a "penny stock") are publicly traded. Under these regulations, a penny stock is defined as any equity security having a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on the AMEX, Nasdaq National Market or SmallCap Market and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years,
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Under these regulations, certain broker/dealers who recommend such securities to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

30. We may not be able to continue to obtain sufficient transmission facilities on a cost-effective basis.

         The failure to obtain telecommunications facilities that are sufficient to support our network traffic in a manner that ensures the reliability and quality of our telecommunications services may have a material adverse effect on our business, financial condition or results of operations. Our business depends in part, on our ability to obtain transmission facilities on a cost-effective basis.

31. Foreign governments may not provide us with practical opportunities to compete in their telecommunications markets.

         We may be subject to regulation in foreign countries in connection with certain of our business activities. For example, laws or regulations in either the transmitting or terminating foreign jurisdiction may affect our use of transit, resale or other routing arrangements. In addition, our operations may be affected by foreign countries, either independently or jointly as members of national organizations such as the WTO may have adopted or may adopt laws or regulatory requirements regarding such services for which compliance would be difficult or expensive and that could force us to choose less cost-effective routing alternatives and that could adversely affect our business, operating results and financial condition. To the extent that we seek to provide telecommunications services in other non-U.S. markets, we are subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. We may expand our operations as these markets implement scheduled liberalization to permit competition in the full range of telecommunications services in the next several years. The nature, extent and timing of the opportunity for us to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. The regulatory regimes in these countries may not provide us with practical opportunities to compete in the near future, or at all, and we may not be able to take advantage of any such liberalization in a timely manner.

         Governments of many countries exercise substantial influence over various aspects of their countries' telecommunications markets. In some cases, the government owns or controls companies that are or may become competitors with us and/or our partners, such as national telephone companies, upon which our foreign partners may depend for required interconnections to local telephone networks and other services. Certain actions of these foreign governments could have a material adverse effect on our operations. In highly regulated countries in which we are not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to terminate service to us or our foreign partner and, if this occurs, we may have limited or no recourse. In countries where competition is not yet fully established and we are dealing with an alternative operator, foreign laws may prohibit or impede new operators from offering services.

32.      Anti-takeover provisions may deter change in control transactions.

         Certain provisions of our certificate of incorporation, as amended, and bylaws, as amended, and the General Corporation Law of the State of Delaware (the "GCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such transactions would be beneficial to our shareholders. For example, we are subject to the provisions of the GCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "Interested Stockholder") for three years after the person became an Interested Stockholder, unless the business combination is approved in a prescribed manner. The certificate of incorporation includes undesignated preferred stock, which may enable the board of directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. In addition, the certificate of incorporation provides for a classified board of directors such that approximately only one-third of the members of the board of directors will be elected at each annual meeting of stockholders. A classified board of directors may have the effect of delaying, deferring or discouraging changes in control of us. Further, certain other provisions of the certificate of incorporation and bylaws and of the GCL could delay or make more difficult a merger, tender offer or proxy contest involving us. Additionally, certain federal regulations require prior approval of certain transfers of control of telecommunications companies, which could also have the effect of delaying, deferring or preventing a change in control.

33. We have not paid any dividends to our stockholders and do not expect to anytime in the near future.

         Instead, we plan to retain future earnings, if any, for investment back into VDC.

                           Forward-looking statements

         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by us to be reasonable, we cannot be certain that these statements will prove to be correct. These statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

                                 Use of proceeds

         We will not receive any of the proceeds from the sale of the shares offered by this prospectus, although we will receive the exercise price of the warrants if the warrants are exercised. Any such proceeds will be used for our general working capital.

                            Selling Security Holders

      All of the shares of common stock of VDC offered by this prospectus are being sold for the account of the selling security holders identified in the following table.

      The selling security holders are offering for sale an aggregate of 8,558,648 shares of common stock which include:

     o   8,437,113 shares of common stock; and

      o 121,535 shares of common stock issuable, if at all, upon the exercise of certain common stock purchase warrants.

      The following table sets forth as of October 25, 2000 the number of shares being held of record or beneficially (to the extent known by VDC) by such selling security holders and provides (by footnote reference) any material relationship between VDC and such Selling Security Holder, all of which is based upon information currently available to VDC. Both the number of shares listed as being offered by the selling security holders in the table and the holders' respective percentage of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.

      The shares of common stock offered by the selling security holders may be offered for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

                                       SHARES BENEFICIALLY OWNED                                   SHARES TO BE BENEFICIALLY
                                          PRIOR TO OFFERING (1)                                       OWNED AFTER OFFERING
 NAME                                       NUMBER OF SHARES     PERCENT       SHARES BEING OFFERED     NUMBER OF SHARES     PERCENT
 ----                                       ----------------     -------       --------------------     ----------------     -------
 Activated Communications Limited                  39,072           *                 39,072                      0            0%
 Partnership
 Adase Partners, L. P.                            206,000           *                206,000 (2)                  0            0%
 Anne Moran Trust (3)                                 250           *                    250                      0            0%
 Dean Brizel and Jeanne Brizel                      2,000           *                  2,000 (5)                  0            0%
 Stephen Buell                                      2,000           *                  2,000 (5)                  0            0%
 Capital Opportunity Partners One, L.P.             2,000           *                  2,000 (5)                  0            0%
 Arthur Cooper and Joanie Cooper                    4,000           *                  4,000 (6)                  0            0%
 Mark Eshman and Jill Eshman trustees for           2,000           *                  2,000 (5)                  0            0%
 the Eshman Living Trust dated 9/24/90
 FAC Enterprises, Inc.                             54,852           *                 54,852                      0            0%
 Jeffrey Feingold and Barbara Feingold              2,000           *                  2,000 (5)                  0            0%
 Fred Fraenkel                                     22,000           *                 22,000 (4)                  0            0%
 Torunn Garin                                      66,000           *                 66,000 (2)                  0            0%
 ING Barings, LLC                                   4,500           *                  4,500 (7)                  0            0%

                                       14

 Henry D. Jacobs, Jr.                             112,740           *                 40,740 (8)             72,000             *
 The Lucien I. Levy Revocable Living Trust         31,500           *                 27,500                  4,000             *
 The Elvire Levy Revocable Living Trust            18,000           *                 10,000                  8,000             *
 Merl Trust                                        61,459           *                 58,125                  3,334             *
 Anne Moran (9)                                    63,643           *                 63,643                      0            0%
 Anne Moran IRA                                    61,046           *                 61,046                      0            0%
 Clayton F. Moran (10)                          1,525,663 (11)     6.2%            1,425,600                100,063             *
 Frederick A. Moran (12)                        4,246,387 (13)    17.3%              100,000                223,500 (14)        *
 Fred Moran, IRA                                   85,998           *                 85,998                      0            0%
 Fred Moran Trust (15)                                180           *                    180                      0            0%
 Frederick A. Moran and Anne Moran                 41,380           *                 41,380                      0            0%
 Frederick A. Moran and Joan Moran (16)           973,510          3.9%              973,510                      0            0%
 Frederick W. Moran (17)                        1,200,063 (18)     4.9%            1,200,000                     63             *
 Joan Moran IRA                                       248           *                    248                      0            0%
 Kent Moran (19)                                   15,671           *                 15,671                      0            0%
 Kent Moran IRA                                       333           *                    333                      0            0%
 Luke Moran (19)                                   22,102           *                 22,102                      0            0%
 Luke Moran IRA                                       333           *                    333                      0            0%
 Kent F. Moran Trust (20)                       1,328,810          5.4%            1,328,810                      0            0%
 Luke F. Moran Trust (21)                       1,328,660          5.4%            1,328,660                      0            0%
 Moran Equity Fund, Inc.                              938           *                    938                      0            0%
 O.T. Finance, SA                                  88,375           *                 76,375                 12,000             *
 Paradigm Group, LLC                              170,914           *                170,914 (22)                 0            0%
 Robert Paterno (23)                              239,943           *                 45,000                194,943             *
 PGP I Investors, LLC                             133,318           *                133,318 (24)                 0            0%
 RC&A Group, Inc.                                  81,633           *                 81,633                      0            0%
 Tab K. Rosenfeld                                  18,250           *                 18,250                      0            0%
 Peter J. Salzano (25)                            563,795 (26)     2.3%               50,000                513,795           2.1%
 Santa Fe Capital Group (NM), Inc.                  3,000           *                  3,000                      0            0%
 Scott Schenker and Randi Schenker                 22,000           *                 22,000 (4)                  0            0%
 Alan B. Snyder                                   707,567 (27)     2.9%              641,667                 65,900             *
 Alan B. Snyder, IRA                              125,000           *                125,000                      0            0%
                                                                                     -------
 TOTAL                                                                             8,558,648


(*)      Less than 1%

(1) Based upon 24,398,029 shares of common stock outstanding as of October 25, 2000.

(2) Includes 6,000 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(3)      A trust for the benefit of Frederick  W. Moran, Clayton F. Moran,  Kent
         F. Moran and Luke F. Moran. Anne Moran is the mother of Frederick A. Moran.

(4) Includes 2,000 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(5) Represents 2,000 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(6) Represents 4,000 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(7) Represents 4,500 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(8) Includes 3,703 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(9)      Mother of Frederick A. Moran.

(10) An adult son of Frederick A. Moran and employed as Chief Financial Officer and Treasurer of VDC. Mr. Moran formerly served as Vice President, Finance, of VDC and as a member of VDC's Audit Committee.

(11) Includes options to purchase 50,000 shares of common stock, a restricted stock award of 50,000 shares, and 63 shares that Mr. Moran has the right to acquire upon demand from a trust. Does not include options to purchase 220,000 shares of common stock which may vest in or after June 2001.

(12) Frederick A. Moran serves as Chairman, Chief Executive Officer, Secretary and Director of VDC. Mr. Moran also serves as a member of VDC's Audit Committee and Compensation Committee. Mr. Moran formerly served as Chief Financial Officer of VDC.

(13) Includes options, in the name of Mr. Moran, to purchase 190,000 shares of common stock and options, in the name of Joan Moran, to purchase 8,500 shares of common stock. Does not include 1,200,063 shares beneficially owned by Frederick W. Moran and 1,525,663 shares beneficially owned by Clayton F. Moran, both of whom are Mr. Moran's adult children. Does not include options, in the name of Mr. Moran, to purchase 705,000 shares of common stock which may vest in or after August 2001. Does not include options, in the name of Mr. Moran's wife, to purchase 34,000 shares of common stock which may vest in or after August 2001. The beneficial ownership of the following shares is attributed to Frederick A. Moran: Frederick A. Moran (125,000 shares plus options to purchase 190,000 shares); Joan Moran (options to purchase 8,500 shares); Frederick A. Moran and Joan Moran (973,510 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares). Mr. Moran has filed a Schedule 13D (and an amendment thereto) reporting beneficial ownership of more than 10% of VDC Communications, Inc.'s outstanding shares of common stock. This Schedule 13D contains numerous disclaimers including one in which he asserts "[t]he filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of

         Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement."

(14)     All  shares   beneficially  owned  by   Mr.  Moran,  other  than  those
         represented by vested options and another 25,000 shares of common stock beneficially owned by Mr. Moran, are being offered hereby.

(15)     A  trust  for the benefit of Frederick W. Moran, Clayton F. Moran, Kent
         F. Moran and Luke F. Moran.

(16)     Joan Moran is the wife of Frederick A. Moran and an employee of VDC.

(17)     An adult son of Frederick A. Moran.

(18) Includes 63 shares that Mr. Moran has the right to acquire upon demand from a trust.

(19)     A minor child of Frederick A. Moran.

(20)     A trust for the benefit of Kent F. Moran.

(21)     A trust for the benefit of Luke F. Moran.

(22) Includes 64,814 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(23) A former employee of Rare Telephony, Inc., a wholly-owned subsidiary of VDC.

(24) Includes 18,518 shares issuable, if at all, upon the exercise of outstanding warrants to purchase common stock.

(25) An independent contractor of Rare Telephony, Inc., a wholly-owned subsidiary of VDC.

(26) Includes 125,167 shares in the name of Mr. Salzano and beneficial ownership of 438,628 shares through Mr. Salzano's role as President of Network Consulting Group, Inc.

(27) Does not include 125,000 shares in the name of Alan B. Synder, IRA, over which Mr. Snyder has investment control.

         We will pay all offering expenses except the fees and expenses of any counsel and other advisors that the selling security holder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                            Description of securities

Common stock

         VDC is authorized to issue 50,000,000 shares of common stock, $.0001 par value per share, of which 24,398,029 are outstanding as of October 27, 2000.

         Holders of common stock have equal rights to receive dividends when and if declared by the board of directors, out of legally available funds. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

         Holders of common stock are entitled upon liquidation of VDC to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

         Pursuant to VDC's certificate of incorporation, the board of directors has the authority to issue up to 10,000,000 shares of preferred stock, $.0001 par value per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by VDC's stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of VDC without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Warrants

         As of October 27, 2000, warrants to purchase 125,535 shares of Company common stock are outstanding (the "Warrants") as follows:

            Number of Warrants      Exercise Price        Expiration Date
            ------------------      --------------        ---------------

                   4,500                $7.00              August 7, 2001

                 121,035                $6.00                 May, 2002
                 -------
        TOTAL:   125,535

Registration rights

         This prospectus has been prepared, in part, pursuant to contractual registration rights granted in connection with the prior sale of certain securities by VDC in private transactions.

Provisions having a possible anti-takeover effect

         Delaware General Corporation Law

         The provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, govern us. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

         The provisions regarding certain business combinations could delay, defer or prevent a change in control of VDC or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

         The provisions described above, together with the ability of the board of directors to issue preferred stock, may delay or deter a change in the control or management of VDC.

         Certificate of incorporation and bylaws

         VDC's certificate of incorporation, as amended, provides that the board of directors be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of VDC and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

         Additionally, VDC's bylaws, as amended, provide that special meetings of stockholders may only be called by either the Chief Executive Officer or the President, or pursuant to a written request of a majority of the board of directors. Special meetings may not be called by the stockholders. These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of the capital stock of VDC entitled to vote from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force the board of directors to call a special meeting of the stockholders prior to the time such persons believe such consideration to be appropriate, except as required by Delaware law.

         The bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that stockholder nominations for the election of directors at an annual meeting must be in writing and received by VDC's Secretary not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. The notice of nominations for the elections of directors must set forth certain information with respect to the stockholder giving the notice and with respect to each nominee.

         By requiring advance notice of nominations by stockholders, the foregoing procedures will afford the board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, such procedures will provide the board of directors with an opportunity to inform stockholders prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board of directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

         Although the certificate of incorporation and the bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, with regard to whether consideration of such nominee or proposals might be harmful or beneficial to VDC and its stockholders.

         The certificate of incorporation provides that the bylaws of VDC may be adopted, altered, amended or repealed by the board of directors of VDC except as otherwise provided by law. The certificate of incorporation also provides that any bylaw made by the board of directors, may be altered, amended or repealed, and new bylaws made by the affirmative vote of the holders of two-thirds of the combined voting power of the then outstanding shares of stock entitled to vote on the proposed adoption, alteration, amendment or repeal of or to the bylaws. This provision modifies the default rules of the Delaware General Corporation Law by providing that the board of directors may adopt and modify the bylaws. Additionally, the provision alters the Delaware General Corporation Law by requiring the affirmative vote of two-thirds of the combined voting power of the than outstanding shares, as opposed to a simple majority.

         The certificate of incorporation provides that amendments to the certificate of incorporation shall require the affirmative vote of the holders of two-thirds of the combined voting power of the then outstanding shares of stock entitled to vote on any proposed amendment to the certificate of incorporation. However, in the event that a resolution to amend the certificate of incorporation is adopted by the affirmative vote of at least eighty percent (80%) of the board of directors, approval of the amendment shall only require the affirmative vote of the holders of a majority combined voting power of the then outstanding shares of the stock entitled to vote generally on such amendment. This provision modifies the default rules of the Delaware General Corporation Law by requiring a higher level of shareholder approval in favor of modifying the certificate of incorporation.

         Pursuant to VDC's certificate of incorporation, the board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by VDC's stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of VDC without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

         The foregoing provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of VDC. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of VDC. These provisions are designed to reduce the vulnerability of VDC to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for VDC's shares and, as a consequence, they also may inhibit fluctuations in the market price of VDC's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of VDC.

                              Plan of distribution

         The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the American Stock Exchange, any other exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

        o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker or dealer for its account pursuant to this prospectus;

        o ordinary brokerage transactions and transactions in which the broker solicits purchases;

        o     through options, swaps or derivatives;

        o     in privately negotiated transactions;

        o     in transactions to cover short sales;

        o     through a combination of any such methods of sale; or

        o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

         The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

         We will not receive any proceeds from the sale of the shares. We will pay the expenses of preparing this prospectus and the related registration statement. The selling security holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  Legal matters

         The  validity  of the  issuance of the shares of common  stock  offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, Pennsylvania 19103.

                                     Experts

         The financial statements incorporated in this prospectus by reference from VDC's Reports on Forms 10-K and 8-K/A for the year ended June 30, 2000 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports (which contain explanatory paragraphs regarding VDC's ability to continue as a going concern), which are also incorporated herein by reference, and have been so incorporated in reliance upon the reports of said firm as experts in auditing and accounting.

                    Indemnification of directors and officers

         Our certificate of incorporation reflects the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. Our certificate of incorporation also provides that we shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of VDC, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL as it currently exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits VDC to provide broader indemnification rights than said law permitted VDC to provide prior to such amendment). Our certificate of incorporation also provides that we may, by action of our board of directors, provide indemnification to employees and agents of VDC with the same scope and effect as the foregoing indemnification of directors and officers. The determination of whether indemnification is proper under the circumstances, unless made by the court, shall be determined by our board of directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

        o         breach of duty;                o         misleading statement;

        o         neglect;                       o         omission; or

        o         error;                         o         negligent act.

        o         misstatement;

         The insurance also provides certain coverage for VDC and employees of VDC in connection with certain securities law claims. The insurance covers claims referenced above, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of VDC pursuant to the foregoing provisions, or otherwise, VDC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       Where you can find more information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document VDC files at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, you should call 212-306-1484.

         The SEC allows VDC to "incorporate by reference" the information VDC files with them, which means that VDC can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that VDC files with the SEC will automatically update and supersede this information. VDC incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares.

         1.       Annual Report on Form 10-K for the year ended June 30, 2000;

         2. Report on Form 8-K dated June 14, 2000 reporting acquisition of Rare Telephony, Inc;

         3. An Amendment to Form 8-K (Form 8-K/A) filed with the Securities and Exchange Commission on August 25, 2000 amending a previously filed Form 8-K dated as of June 14, 2000 relative to the Company's acquisition of Rare Telephony, Inc;

         4. Report on Form 8-K dated October 16, 2000 reporting an exploration of alternatives to address liquidity concerns and a stock option repricing; and

         5. The descriptions of the VDC's common stock which are contained in registration statements on Form 8-A under the Exchange Act, including any amendment reports filed for the purpose of updating such description.

         VDC will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                                    Clayton F. Moran, Chief Financial Officer
                                    VDC Communications, Inc.
                                    75 Holly Hill Lane
                                    Greenwich, Connecticut 06830
                                    (203) 869-5100


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                                     [LOGO]

                                8,558,648 shares

                            VDC Communications, Inc.

                                  Common Stock

                               -------------------

                               P r o s p e c t u s

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                                October 27, 2000